EXHIBIT 5.1

OWEN M. NACCARATO, Esq.

Naccarato & Associates

1100 Quail Street, Suite 100

Newport Beach, CA 92660

Office: (949) 851-9261  Facsimile: (949) 851-9262

August 22, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Amerilithium Corp.

Ladies and Gentlemen:

We have acted as special counsel to Amerilithium Corp., a Nevada corporation (the “Company”), in connection with its preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to Thirty Eight Million (38,000,000) shares of the Company’s common stock, par value $0.001 per share (the “Shares”), of the Company issuable under the Company’s 2013 Incentive Stock and Award Plan (the “Plan”).

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, we are of the opinion that the shares of common stock being issued pursuant to the Registration Statement will be, when so issued, duly authorized, legally and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Owen Naccarato, Esq.

Naccarato & Associates